UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)
( Amendment No. __ )*

HLS SYSTEMS INTERNATIONAL, LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE $0.001
(Title of Class of Securities)

G4604M 10 6
(CUSIP Number)

Changli Wang
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China 100096
(+86) 10-5898-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2008
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Changli Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA
	7	SOLE VOTING POWER

		6,441,108*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		6,441,108*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,441,108*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.36%**
14	TYPE OF REPORTING PERSON

IN
* Consists of 2,904,204 shares of the Common Stock held by Ace Lead Profits Limited, 666,000 shares held by Billion Bright International Limited, 666,000 shares held by Excellent Link Enterprises Limited, 666,000 shares held by Golden Result Enterprises Limited, 666,000 held by Long Result Limited and 872,904 shares held by Sure Grow Profits Limited. The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by Mr. Wang, which makes him the beneficial owner of the shares held by them.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Ace Lead Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		2,904,203*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		2,904,203*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,904,203*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.92%**
14	TYPE OF REPORTING PERSON

CO
* Ace Lead Profits Limited is controlled by Changli Wang, which makes him the beneficial owner of these 2,904,203 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sure Grow Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		872,904*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		872,904*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,72,904*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.08%**
14	TYPE OF REPORTING PERSON

CO
* Sure Grow Profits Limited is controlled by Changli Wang, which makes him the beneficial owner of these 872,904 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Billion Bright International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		666,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		666,000*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.58%**
14	TYPE OF REPORTING PERSON

CO
* Billion Bright International Limited is controlled by Changli Wang, which makes him the beneficial owner of these 666,000 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Excellent Link Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		666,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		666,000*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.58%**
14	TYPE OF REPORTING PERSON

CO
* Excellent Link Enterprises Limited is controlled by Changli Wang, which makes him the beneficial owner of these 666,000 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Golden Result Enterprises Limited
2	CHECK BOX THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		666,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		666,000*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.58%**
14	TYPE OF REPORTING PERSON

CO
* Golden Result Enterprises Limited is controlled by Changli Wang, which makes him the beneficial owner of these 666,000 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Long Result Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	7	SOLE VOTING POWER

		666,000*
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		See Item 5
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		666,000*
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

666,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.58%**
14	TYPE OF REPORTING PERSON

CO
* Long Result Limited is controlled by Changli Wang, which makes him the beneficial owner of these 666,000 shares.

** Based on 41,942,614 shares of common stock outstanding as of June 16, 2008.

Item 1. Security and Issuer.

The name of the issuer is HLS Systems International, Ltd., a British Virgin Islands corporation (the “Company”), which has its principal executive offices at 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People’s Republic of China 100096. This statement relates to the Company’s Ordinary Shares, $0.001 par value per share (the “Common Stock”).

Item 2. Identity and Background.

(a) The person filing this Statement is Mr. Changli Wang (“Mr. Wang”) or (the “Reporting Person”).

(b) The business address of the Reporting Person is 10 Jiancaicheng Middle Road, Xisanqi, Haidian District, Beijing, People’s Republic of China.

(c) Mr. Wang is the President and Chief Executive Officer and a Director of the Issuer.

(d)-(e)  During the five years preceding March 19, 2008 (the date that the Reporting Person initially became subject to Schedule 13D reporting requirements) and the five years preceding the date of this filing, the Reporting Persons has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Through a series of transactions in December 2006 (the “Original Transactions”), Advance Pacific Holdings Limited (“Advance Pacific”), a British Virgin Islands company that is owned and controlled by Ka Wa Cheng, a resident of Canada (“Mr. Cheng”), acquired all of the common shares of Gifted Time Holdings, Limited (“Gifted Time”), a British Virgin Islands company, from the shareholders of Gifted Time (the “Original Shareholders”), for promissory notes with an aggregate principal value of $230 million.

On September 20, 2007, the Issuer completed the acquisition of all of the common stock of Gifted Time held by Advance Pacific, pursuant to a Stock Purchase Agreement, dated as of February 2, 2006, as amended (the “Stock Purchase Agreement”). As a result of the acquisition, Advance Pacific and its sole owner, Mr. Cheng were issued a total of 22,200,000 shares, or 76% of the Common Stock of the Issuer.

On March 19, 2008, Advance Pacific entered into a Dismissal Agreement (the “Dismissal Agreement”) with the Original Shareholders, pursuant to which, among others, the parties dismissed and terminated the Original Transactions, and the 22,200,000 shares of Common Stock of the Issuer were transferred to the Original Shareholders of Gifted Time. As a result, the Reporting Person beneficially holds an aggregate of 6,441,108 shares of the Common Stock of the Issuer. Such 6,441,108 shares consist of: 2,904,204 shares of the Common Stock held by Ace Lead Profits Limited; 666,000 shares held by Billion Bright International Limited; 666,000 shares held by Excellent Link Enterprises Limited; 666,000 shares held by Golden Result Enterprises Limited; 666,000 held by Long Result Limited; and 872,904 shares held by Sure Grow Profits Limited. The foregoing entities are all British Virgin Islands entities that are wholly-owned and controlled by the Reporting Person, which makes him the beneficial owner of those shares.

As a result of the foregoing transactions, the Reporting Person became subject to Schedule 13D reporting requirements under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The foregoing description of the Stock Purchase Agreement and the Dismissal Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Annex A to the Registration Statement on Form S-4/A, filed by the Issuer on August 9, 2007, and to the full text of the Dismissal Agreement, filed as Exhibit 4 to the Schedule 13D/A filed by Mr. Cheng on April 25, 2008.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Common Stock pursuant to the Dismissal Agreement as described in Item 3 above. The Reporting Person holds the securities indirectly through Ace Lead Profits Limited, Sure Grow Profits Limited, Billion Bright International Limited, Excellent Link Enterprises Limited, Golden Result Enterprises Limited and Long Result Limited solely for investment purposes. The Reporting Person has no intention other than to hold the shares for investment and/or sell the shares, as permitted by law.

Except as set forth in this Schedule 13D, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Exchange Act, as of the date of this statement, the Reporting Person is the beneficial owner of 6,441,108 shares of the Common Stock, representing 15.36% of the outstanding shares of the Common Stock. The Reporting Person does not own any other securities of the Company.

(b) The Reporting Person has the sole power to vote and dispose of 6,441,108 shares.

(c) The Reporting Person did not effect any transactions in the Company’s securities within the past 60 days.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein and in the Registration Statement on Form S-4/A filed by the Issuer on August 9, 2007, and the Schedule 13D/A filed by Mr. Cheng on April 25, 2008, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
10.1*
Amended and Restated Stock Purchase Agreement, dated February 9, 2007, by and between Chardan North China Acquisition Corporation and Advance Pacific Holding Limited (incorporated by reference to Annex A of the Registration Statement on Form S-4/A filed by the Issuer on August 9, 2007).

10.2*
Dismissal Agreement, dated March 19, 2008, by and between the Reporting Person and Advance Pacific Holdings Limited (incorporated by reference to Exhibit 4 of the Schedule 13D/A filed by Mr. Cheng on April 25, 2008).

*Incorporated by Reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2008

/s/ Changli Wang Changli Wang